JEFFERSON NATIONAL®

JEFFERSON NATIONAL LIFE INSURANCE COMPANY
9920 Corporate Campus Drive #1000
Louisville, Kentucky 40223
T: 866-667-0561 ◆ F: 866-667-0563

40-33
811-21498
(Jeff. N'tl Life Ann)
Branch 29

February 1, 2006

United States Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Dear Sirs and Ma'am:

As required by Section 33 of the Investment Company Act of 1940, as amended, enclosed is a copy of a Notice of a lawsuit against Jefferson National Life Insurance Company (Jefferson National) regarding failure to execute a verbal change order which resulted in a loss of $1371.83 for the plaintiff. The other defendant in the case is Conseco Services, LLP whom we expect will defend the case per the indemnity clause in the Purchase Agreement when Jefferson National acquired the business. Please contact me if you need any more information. Thank you.

Yours truly,

Robin M. Livingston

Robin M. Livingston
Compliance and Regulatory Manager
502-515-7851

IN THE COUNTY COURT IN AND FOR MIAMI-DADE COUNTY, FLORIDA

CIVIL DIVISION	SUMMONS/NOTICE TO APPEAR FOR PRE-TRIAL CONFERENCE (File in quadruplicate)	CASE NUMBER 06-436 SP 25
PLAINTIFF, ZORAIDA ECONOMOPOULUS	VS. DEFENDANT, JEFFERSON NATIONAL LIFE INSURANCE COMPANY and CONSECO SERVICES, LLC	SERVICE

DEFENDANTS TO BE SERVED AT:
JEFFERSON NATIONAL INS. CO. Serving:
Thomas Gallagher, Chief Financial Officer
Dept. Of Financial Affairs, Process Section
PO Box 6100
Tallahasee, FL

CLOCK IN

STATE OF FLORIDA

NOTICE TO PLAINTIFF(S) AND DEFENDANT (S)

YOU ARE HEREBY NOTIFIED to appear in person or by Attorney at:

3100 PONCE DE LEON BLVD, CORAL GABLES, FL. COURTROOM 1-1 ON FEB 17 2006 2006 AT 0951 .M., FOR A PRETRIAL CONFERENCE BEFORE A JUDGE OF THIS COURT.
SECTION # ________

IMPORTANT-READ CAREFULLY

THE CASE WILL NOT BE TRIED AT THAT TIME
DO NOT BRING WITNESSES--APPEAR IN PERSON OR BY ATTORNEY

THE DEFENDANT MUST APPEAR IN COURT ON THE DATE SPECIFIED IN ORDER TO AVOID A DEFAULT JUDGEMENT. THE PLAINTIFF MUST APPEAR TO AVOID HAVING THE CASE DISMISSED FOR LACK OF PROSECUTION. A WRITTEN MOTION OR ANSWER TO THE COURT BY PLAINTIFFS OR DEFENDANTS SHALL NOT EXCUSE THE PERSONAL APPEARANCE OF A PARTY OR ITS ATTORNEY IN THE PRETRIAL CONFERENCE. THE DATE AND/OR TIME OF THE PRETRIAL CONFERENCE CANNOT BE RESCHEDULED WITHOUT GOOD CAUSE AND PRIOR COURT APPROVAL.

THE PURPOSE OF THE PRETRIAL CONFERENCE IS TO RECORD YOUR APPEARANCE, TO DETERMINE IF YOU ADMIT ALL OR PART OF THE CLAIM, TO ENABLE THE COURT TO DETERMINE THE NATURE OF THE CASE, AND TO SET THE CASE FOR TRIAL IF THE CASE CANNOT BE RESOLVED AT THE PRETRIAL CONFERENCE. YOU OR YOUR ATTORNEY SHOULD BE PREPARED TO CONFER WITH THE COURT AND TO EXPLAIN THE NATURE OF THE DISPUTE, EXHIBIT ANY DOCUMENTS NECESSARY TO PROVE YOUR CASE, STATE THE NAMES AND ADDRESSES OF YOUR WITNESSES, STIPULATE AS TO FACTS THAT WILL REQUIRE NO PROOF AND WILL EXPEDITE THE TRIAL AND TO ESTIMATE HOW LONG IT WILL TAKE TO TRY THE CASE.

IF YOU ADMIT THE CLAIM, BUT DESIRE ADDITIONAL TIME TO PAY, YOU MUST COME AND STATE THE CIRCUMSTANCES TO THE COURT. THE COURT MAY OR MAY NOT APPROVE A PAYMENT PLAN AND WITHHOLD JUDGEMENT OR EXECUTION OR LEVY

IMPORTANT: SEE REVERSE

INSURANCE COMMISSIONER BY FLORIDA
SERVED ON DEFENDANT
SERVICE OF PROCESS
JAN 17 PM 7:01
INSURANCE COMMISSIONER SERVED BY FLORIDA

RIGHT TO VENUE. THE LAW GIVES THE PERSON OR COMPANY WHO HAS SUED YOU THE RIGHT TO FILE SUIT IN ANY ONE OF SEVERAL PLACES AS LISTED BELOW. HOWEVER, IF YOU HAVE BEEN SUED IN ANY PLACE OTHER THAN ONE OF THESE PLACES, YOU, AS THE DEFENDANT, HAVE THE RIGHT TO REQUEST THAT THE CASE BE MOVED TO A PROPER LOCATION OR VENUE. A PROPER LOCATION OR VENUE MAY BE ONE OF THE FOLLOWING:

1. WHERE THE CONTRACT WAS ENTERED INTO;
2. IF SUIT IS ON UNSECURED PROMISSORY NOTE, WHERE NOTE IS SIGNED OR WHERE MAKER RESIDES;
3. IF THE SUIT IS TO RECOVER PROPERTY OR TO FORECLOSE A LIEN, WHERE THE PROPERTY IS LOCATED;
4. WHERE THE EVENT GIVING RISE TO THE SUIT OCCURRED;
5. WHERE ANY ONE OR MORE OF THE DEFENDANTS SUED RESIDE;
6. ANY LOCATION AGREED TO IN A CONTRACT.
7. IN AN ACTION WHERE MONEY IS DUE, IF THERE IS NO AGREEMENT WHERE SUIT IS TO BE FILED, WHERE PAYMENT IS MADE.

IF YOU, AS A DEFENDANT, BELIEVE THE PLAINTIFF HAS NOT SUED IN ONE OF THESE CORRECT PLACES, YOU MAY APPEAR ON YOUR COURT DATE AND ORALLY REQUEST A TRANSFER OR YOU MAY FILE A WRITTEN REQUEST FOR TRANSFER, IN AFFIDAVIT FORM (SWORN TO UNDER OATH) WITH THE COURT SEVEN DAYS PRIOR TO YOUR FIRST COURT DATE AND SEND A COPY TO THE PLAINTIFF OR PLAINTIFF'S ATTORNEY, IF ANY. A COPY OF THE STATEMENT OF CLAIM SHALL BE SERVED WITH THE SUMMONS.

HARVEY RUVIN CLERK OF COURTS	BY: [signature] DEPUTY CLERK	DATE JAN 11 2006

COPY	☐ MAILED	☐ HAND DELIVERED	COURT SEAL
TO	☐ PLAINTIFF	☐ ATTORNEY	
	☐ SHERIFF	☐ PROCESS SERVER	

FILED BY: JAY B. WEISS, ESQ.
ADDRESS: 2251 SW 22ND ST., MIAMI, FL 33145
TELEPHONE 305-854-0499

AMERICANS WITH DISABILITIES ACT OF 1990

If you are a person with a disability, who needs any accommodations to participate in this proceeding, you are entitled, at no cost to you, to the prvision of certain assistance. Please contact the Dade County Court's ADA Coordinator at 73 West Flagler Street, Room 1600, Miami, Florida 33130 or by telephone at (305) 375-2006 (voice) or (305) 375-2007 (TDD) and (305) 350-5205 for FAX, within two (2) working days of your receipt of this document. TDD users may also call 1-800-955-8771, for the Florida Relay Service

IMPORTANT - SEE REVERSE

IN THE COUNTY COURT IN AND FOR DADE COUNTY, FLORIDA

DIVISION	STATEMENT OF CLAIM	CASE NUMBER
☐ CIVIL ☐ OTHER	(File in duplicate plus one for each Defendant)	06-436 SP 25 Section No.

PLAINTIFF	VS. DEFENDANT	CLOCK IN
ZORAIDA ECONOMOPOULUS	JEFFERSON NATIONAL LIFE INSURANCE COMPANY AND CONSECO SERVICES, LLC	

The Plaintiff sues the Defendant for Money owed Plaintiff by Defendant:

and which is past due and unpaid; for (As marked (X) below):

Address: CONSECO
11825 N. Pennsylvania
CARMEL, IN 46032

Phone #

☐ Good, wares and merchandise sold by Plaintiff to defendant:

☐ On a written instrument, copy of which is attached hereto:

☒ Any additional facts in connection with any of the above:

(Use additional pages if necessary)

PLAINTIFF held certain investments with Defendants under contract # V036566000. PLAINTIFF does not have a copy of the contract but Defendants should. Defendants failed to execute a verbal change order that was properly transmitted to them. PLAINTIFF suffered a loss in the value of her investments as a result. PLAINTIFF is claiming Breach of Contract and negligence. Plaintiff is entitled to an award of Attorney's Fees under the contract.

Where Plaintiff demands judgement in the sum of $ 1,371.83 together with Court Costs and any further costs which the Court may assess.
The Plaintiff, ZORAIDA ECONOMOPOULUS says the foregoing is a just and true statement of the amount owing by Defendant to Plaintiff, exclusive of all set-offs and just grounds of Defense.
Affiant states that the Defendant is/are not in the military service of the United States.

Attorney/Plaintiff	Signature:	Attorney's Bar No.
JAY B. WEISS, ESQ.	[signature]	274585

Address of Plaintiff ATTORNEY
JAY B. WEISS, ESQ.
2251 SW 22ND ST.
Miami, FL 33145

Plaintiff Attorneys telephone Number:
305-854-0499
FAX 305-856-4258

SWORN TO AND SUBSCRIBED BEFORE ME this ______ day of ______, 2005

HARVEY RUVIN CLERK OF COURTS	______________ Deputy Clerk	NOTARY PUBLIC St of Florida______________ My Commission Expires:

IMPORTANT: SEE REVERSE

Service of Process	FILING FEE AMOUNT	RECEIPT NUMBER
☐ Process Server ☐ Sheriff ☐ Mail		

NOTE: If the claim is based upon a written document, a copy, or the material part thereof, shall be attached to the statement of claim.

INSTRUCTION SHEET
IMPORTANT!

YOU MUST advise the Clerk, In Writing, of any change in your mailing address.

If you are a **DEFENDANT** and fail to appear on the designated date, in person or by an attorney, a judgment may be entered against you.

Plaintiff(s) will not be entitled to a default or judgment in the absence of an affidavit regarding the defendant's military status in compliance with applicable law. This form, if sworn to, will meet the above requirements.

If you are a **PLAINTIFF** and fail to appear on the designated date, in person, or by an Attorney, this case may be dismissed for Want of Prosecution.

Any claim of the Defendant against the Plaintiff, arising out the same transaction or occurrence which is the subject matter of Plaintiff's claim, shall be filed not less than 5 days prior to the appearance date, or within such time as the Court designates. When a counterclaim or set-off exceeds the jurisdiction of the Court, it shall be filed in writing before or at the pre-trial hearing, and the action shall then be transferred to the Court having jurisdiction thereof. As evidence of good faith, the counter-claimant shall deposit a sum sufficient to pay the filing fee in the Court to which the case is to be transferred with his counterclaim. **FAILURE TO MAKE THE DEPOSIT WAIVES THE RIGHT TO TRANSFER.**

TRIAL BY JURY may be had upon written demand by Plaintiff made at the commencement of the action or by any defendant within 5 days after service of the notice to appear or at the Pretrial Conference. If the demand is not made, the right to trial by jury is waived.

If at any time the proceedings a settlement is reached between the parties, this office should be notified, in writing, by the Plaintiff.

If you have any questions regarding procedures, this office will assist you. This office cannot furnish legal advice to you.
Please consult your attorney for legal advice.

C A U T I O N

A copy of any paper that you file at any time with the Clerk or Judge **MUST** be sent by you to each attorney appearing in the case, if any, or to all parties not represented by an attorney. You must set forth the date and to whom you sent the copy (or copies) of the paper filed, which would be followed by your signature.

FLORIDA
DEPARTMENT OF
FINANCIAL SERVICES

SERVICE OF PROCESS
PACKING SLIP

PLEASE VERIFY THAT YOU HAVE RECEIVED A PACKET FOR EACH CASE LISTED FOR THIS PACKAGE. IF YOU HAVE QUESTIONS OR MISSING PACKETS, PLEASE CALL (850) 413-4200.

1 Packets enclosed for CERTIFIED MAIL # 7003 2260 0005 7051 1296 DELIVERED TO:

CRAIG A HAWLEY
9920 CORPORATE CAMPUS DR, STE 1000
LOUISVILLE, KY 40223-

Initials: [signature]

	Date Served	DFS-SOP#	Case #	Plaintiff	County	Court
		JEFFERSON NATIONAL LIFE INSURANCE COMPANY				
JGJ	1/19/2006	06-01739	06 436 SP 25	ZORAIDA ECONOMOPOULUS,	MIAMI-DADE	COUNTY COURT

FLORIDA
DEPARTMENT OF
FINANCIAL SERVICES

[redacted]

TOM GALLAGHER
CHIEF FINANCIAL OFFICER, STATE OF FLORIDA

ZORAIDA ECONOMOPOULUS,

PLAINTIFF(S),

VS.

JEFFERSON NATIONAL LIFE INSURANCE COMPANY,

DEFENDANT(S).

CASE #: 06 436 SP 25
COURT: COUNTY COURT
COUNTY: MIAMI-DADE
DFS-SOP#: 06-01739

SUMMONS/NOTICE TO APPEAR FOR PRETRIAL CONFERENCE, STATEMENT OF CLAIM,

NOTICE OF SERVICE OF PROCESS

NOTICE IS HEREBY GIVEN of the acceptance or receipt of Service of Process by the Chief Financial Officer of the State of Florida, received in my office by MAIL on the 17th day of January, 06, addressed to the Chief Financial Officer.
A copy of said process was **SERVED by certified mail on the 19th day of January, 06.** from this office to:

JEFFERSON NATIONAL LIFE INSURANCE COMPANY
CRAIG A HAWLEY
9920 CORPORATE CAMPUS DR, STE 1000
LOUISVILLE KY 40223

as designated agent for the named insurer according to my records; or mailed to said addressee as an agent or to said insurer at the request of the plaintiff or plaintiff's attorney.

Tom Gallagher
Chief Financial Officer

Our office will only serve the initial process (Summons and Complaint) or Subpoena and is not responsible for transmittal of any subsequent filings, pleadings or documents unless otherwise ordered by the Court pursuant to Florida Rules of Civil Procedure, Rule #1.080.

Distribution: Clerk of Court, Defendant, Plaintiff or Plaintiff's Attorney

Plaintiff's Representative:

JAY B. WEISS, ESQUIRE
2251 S.W. 22ND STREET
MIAMI FL 33145

JGJ